Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Mineral Reserves and Resources for the Year-Ended 2014 and Announces Sale of El Realito Concessions

Toronto, Ontario (March 31, 2015) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its updated mineral reserves and resources as of December 31, 2014. For a detailed summary of mineral reserves and resources by project, refer to the table below.

Highlights

•     Proven and Probable mineral reserves at Mulatos of 1.73 million ounces of gold, which at current throughput rates, implies a remaining reserve life of approximately seven years

•     Total Mulatos open pit, heap leach mineral reserve grade (including satellite deposits), increased 3% to 1.07 grams per tonne of gold (“g/t Au”), 34% above the 2015 budgeted open pit, heap leach grade

•     Total Mulatos open pit, heap leach mineral reserves decreased 12% in terms of ounces, primarily reflecting depletion. Limited exploration targeting open pit mineral reserves was conducted in 2014. This will be a renewed exploration focus in 2015

•     Increased Measured and Indicated mineral resources by 3% to 6.85 million ounces of gold at various cut-off grades, driven by a 13% or 0.32 million ounce increase at the Mulatos open pit

•     Sold the El Realito concessions, a non-core portion of the large exploration package at Mulatos, for proceeds of US$7 million cash and a 2% net smelter returns royalty

•     Commenced exploration activities at the Cerro Pelon satellite deposit

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TOTAL MINERAL RESERVES AND RESOURCES
	2014[1]			2013[2]			% Change
PROJECT	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes	Grade	Contained Ounces

PROVEN AND PROBABLE MINERAL RESERVES
Mulatos Mine	36,025	0.94	1,087,978	45,053	0.93	1,345,222	-20%	1%	-19%
Existing stockpiles	5,720	1.51	277,166	4,508	1.68	243,640	27%	-10%	14%
La Yaqui	1,574	1.58	79,826	1,574	1.58	79,826	0%	0%	0%
Cerro Pelon	2,617	1.67	140,525	2,673	1.64	140,525	-2%	2%	0%

Open Pit, Heap Leach	45,936	1.07	1,585,495	53,808	1.05	1,809,213	-15%	3%	-12%

Underground Reserve	679	6.72	146,426	961	7.10	219,285	-29%	-5%	-33%
Underground Reserve	679	6.71	146,426	961	7.10	219,285	-29%	-5%	-33%

TOTAL – MULATOS	46,615	1.16	1,731,921	54,769	1.15	2,028,498	-15%	0%	-15%

MEASURED AND INDICATED MINERAL RESOURCES (exclusive of mineral reserves)
Mulatos – Open pit	79,786	1.06	2,714,026	73,136	1.02	2,391,384	9%	4%	13%
Mulatos – Underground	505	5.64	91,513	625	6.16	123,808	-19%	-8%	-26%
Turkey	140,507	0.66	2,961,254	139,851	0.65	2,920,258	0%	1%	1%
Esperanza	34,352	0.98	1,083,366	46,677	0.82	1,237,000	-26%	20%	-12%

TOTAL	255,150	0.84	6,850,159	260,289	0.80	6,672,450	-2%	4%	3%

INFERRED MINERAL RESOURCES
Mulatos – Open Pit	7,620	0.95	232,243	10,681	0.93	319,470	-29%	2%	-27%
Mulatos – Underground	403	4.53	58,743	8	5.79	1,488	4938%	-22%	3848%
Turkey	25,240	0.54	437,831	23,867	0.52	398,053	6%	4%	10%
Esperanza	718	0.80	18,375	3,974	0.85	109,000	-82%	-6%	-83%
Quartz Mountain	110,448	0.80	2,848,000	110,448	0.80	2,848,000	0%	0%	0%

TOTAL	144,429	0.77	3,595,192	148,978	0.77	3,676,011	-3%	1%	-2%

[1]	For a detailed summary of mineral reserves and resources by project, refer to tables 1-17
[2]	For a detailed summary of the 2013 mineral reserves and resources, see press release dated March 31, 2014

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Mineral Reserves

Proven and Probable mineral reserves at Mulatos decreased 15% to 1.73 million ounces at December 31, 2014, primarily reflecting mining depletion. The focus of the 2014 exploration program was on production drilling at San Carlos underground to further define the 2015 production model. Limited drilling was conducted targeting open pit mineral reserves and resources within the Mulatos open pit in 2014. However, the Company has budgeted $17 million in exploration spending at Mulatos in 2015 focusing on San Carlos and a renewed emphasis on delineating additional open pit mineral reserves within the Mulatos open pit and higher grade Cerro Pelon and La Yaqui satellite deposits. A $1,250 per ounce gold price assumption was used in estimating the 2014 mineral reserves, unchanged from 2013. A detailed summary of Proven and Probable mineral reserves for the Mulatos Mine as of December 31, 2014 is presented in Table 1 at the end of this press release.

Open Pit Mineral Reserves

Mulatos open pit, heap leach mineral reserves (including the Mulatos Mine, stockpiles, Cerro Pelon and La Yaqui) decreased 12% from 2013 reflecting mining depletion. The mineral reserve grade increased slightly to 1.07 g/t Au, 34% above the 2015 budgeted grade for open pit, heap leach production. The mineral reserve grade of the Mulatos Mine, the primary source of open pit, heap leach production, increased slightly to 0.94 g/t Au, 18% above the 2015 budgeted grade. Open pit, heap leach grades are expected to rebound to approximately 0.9 g/t Au in 2016, driving costs lower.

The mineral reserve estimates for the Cerro Pelon and La Yaqui satellite deposits were largely unchanged with the mineral reserve grade at Cerro Pelon increasing 2% to 1.67 g/t Au. With the average grade of the two satellite deposits of 1.64 g/t Au being more than double the 2015 budgeted heap leach grade, these deposits are expected to add low cost production growth at Mulatos starting from La Yaqui late in 2016. Both deposits and their surrounding land packages possess significant exploration potential and will be a focus of the 2015 exploration program having last been drilled in 2009. At La Yaqui, condemnation drilling is currently underway after encountering surface mineralization on the northern edge of the planned leach pad location. Having closed the agreement to acquire the surface rights at Cerro Pelon earlier this month, the Company is currently mobilizing rigs to test the extent of the mineralization with further potential recently identified to the southeast, the north and east of known mineral reserves. Drilling will first target a possible 200 metre (“m”) strike extension to the deposit in a south-easterly direction and another 100 m of (previously untested) strike extension between two of the four distinct breccia zones identified to date.

Underground Mineral Reserves

Mulatos underground mineral reserves decreased 33% to 146,400 ounces reflecting mining depletion at Escondida Deep and San Carlos, a decrease in the mill recovery assumption to 75% (consistent with the 2015 budget), and the reclassification of mineral reserves to mineral resources. Approximately 36,100 ounces previously classified as mineral reserves were reclassified to the Measured and Indicated and Inferred mineral resource categories. This is largely a classification issue with the majority of these reclassified ounces located in the central part of the deposit, which was not a focus of the 2014 exploration program.

The 2014 exploration program at San Carlos was focused on infill and production drilling of the western portion of the deposit which is to be mined in 2015. The program was successful

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in developing a better understanding of the ore body and further defining the 2015 mine plan; however, this also highlighted the need for a similar level of definition drilling across the remainder of the deposit. As a result, the Company has adopted a more conservative approach to estimating the mineral reserves at San Carlos and shifted some mineral reserves into mineral resources. With further drilling in these zones the Company is confident a large portion of the reclassified ounces can be converted back to mineral reserves and will be a focus of the 2015 exploration program.

The Company believes there is potential to significantly extend the underground mine life at San Carlos and has budgeted $5.7m for exploration in 2015 with the focus on adding to the mineral resource base and converting existing mineral resources to mineral reserves. Approximately 12,000 ounces of Inferred mineral resources are located in very close proximity to the current mine plan and will be targeted as part of the 2015 exploration program. The Company expects to mine a number of these ounces in conjunction with the 2015 and 2016 mine plan. East of the immediate production area, the ore body has been shown to extend for at least another 650 m along strike through the Central and Eastern Zones. Drilling in 2014 encountered very promising high-grade intercepts in these zones and further drilling is required in order to fully quantify the potential of this area. Additional strike length may exist even further east across a post-mineral fault.

Recent highlight intercepts from the 2014 exploration program at San Carlos are as follows:

Western Production Area:

•	87.57 g/t Au over 4.6 m, including 259.00 g/t over 1.5 m (14SC254)

•	35.32 g/t Au over 12.2 m (14SC270)

•	43.70 g/t Au over 19.8 m (14SC275)

•	55.67 g/t Au over 9.2 m and 48.94 g/t over 9.1 m (14SC298)

•	50.34 g/t Au over 29.0 m (14SC339)

•	347.65 g/t Au over 2.0 m (14SC358)

•	68.18 g/t Au over 12.20 m (14SC362)

Central and Eastern Exploration Area:

•	9.18 g/t Au over 7.6 m (14SC313)

•	29.58 g/t Au over 3.1 m (14SC330)

•	10.36 g/t Au over 6.0 m and 15.82 g/t over 3.0 m (14SC363)

•	19.54 g/t Au over 4.0 m (14SC364)

•	56.60 g/t Au over 1.5 m (14SC369)

•	26.99 g/t Au over 3.0 m (14SC370)

Further highlights from recent drilling completed at San Carlos underground are presented in Table 18 at the end of this release.

Based on the 2015 budgeted average throughput rate at the Mulatos Mine of 17,300 tonnes per day (“tpd”) and a projected 550 tpd rate for the high grade mill, the remaining mineral reserve life of the Mulatos Mine is approximately seven years as of December 31, 2014. The life-of-mine waste-to-ore ratios as of December 31, 2014 for the Mulatos Mine and nearby satellite deposits are summarized in Table 2 at the end of this press release.

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Mineral Resources

Globally, the Company’s Measured and Indicated mineral resources, which are reported exclusive of mineral reserves, are 6.85 million ounces at various cut-off grades, as of December 31, 2014. This represents a 3% increase in ounces and 4% increase in grade from 2013.

Inferred mineral resources as of December 31, 2014 of 3.60 million ounces decreased 2% relative to 2013 with the grade unchanged. In 2014, the Company applied a $1,400 per ounce gold price assumption for estimating mineral resources which was unchanged from 2013 for Mulatos and the Company’s Turkish projects, and down from $1,600 per ounce for the Esperanza Gold Project. Detailed summaries of the Company’s Global Measured and Indicated, and Inferred mineral resources as of December 31, 2014 are presented in Tables 3 and 4, respectively, at the end of this press release.

Mulatos Mine (Mexico)

Open pit Measured and Indicated mineral resources at the Mulatos Mine and its satellite deposits increased 13%, or 0.32 million ounces to 2.71 million ounces with the grade also increasing 4% to 1.06 g/t Au. Open pit Inferred mineral resources decreased 87,200 ounces to 232,200 ounces, as of December 31, 2014, reflecting the conversion of Inferred mineral resources to Measured and Indicated mineral resources.

Underground Measured and Indicated mineral resources at San Carlos decreased 32,300 ounces to 91,500 ounces. This decrease was more than offset by a 57,300 ounce increase in Inferred mineral resources at San Carlos (refer to Tables 7 and 8).

The mineral resources are reported at a 0.5 g/t Au cut-off at Mulatos and at a 2.5 g/t Au cut-off for underground resources. Detailed summaries of Measured and Indicated mineral resources and Inferred mineral resources for Mulatos are presented in Tables 5 and 6, respectively, at the end of this press release.

Ağı Dağı, Kirazlı, and Çamyurt (Turkey)

Measured and Indicated mineral resources at Ağı Dağı, Kirazlı and Çamyurt, which are reported at a 0.2 g/t Au cut-off, increased 1% or 41,000 ounces to 2.96 million ounces of gold and 24.5 million ounces of silver, as compared to December 31, 2013. This reflected changes to the pit design including the use of slightly steeper slopes.

Inferred mineral resources at Ağı Dağı, Kirazlı and Çamyurt also increased 39,800 ounces to 437,800 ounces at year end 2014.

Detailed summaries of the Measured and Indicated, and Inferred mineral resources for Ağı Dağı are presented in Tables 9 and 10. The Measured and Indicated, and Inferred mineral resources for Kirazli are presented in Tables 11 and 12. Measured and Indicated, and Inferred mineral resources for Çamyurt are presented in Tables 13 and 14.

Esperanza Gold Project (Mexico)

Measured and Indicated mineral resources at the Esperanza Gold Project, which are reported at a 0.4 g/t Au cut-off grade, decreased 12% to 1.08 million ounces of gold and 8.9 million

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ounces of silver as at year end 2014. This reflects a lower gold price assumption of $1,400 per ounce, from $1,600 per ounce, resulting in a smaller but much higher quality mineral resource with the grade increasing 20% to 0.98 g/t Au.

Detailed summaries of the Measured and Indicated, and Inferred mineral resources for Esperanza Gold project are presented in Tables 15 and 16, respectively, at the end of this press release.

Quartz Mountain Property (USA)

Inferred mineral resources at the Quartz Mountain Property, which are reported at a 0.21 g/t Au cut-off for oxide and 0.58 g/t Au for sulphide, contained 2.85 million ounces at year-end 2014, unchanged from 2013. This includes oxide mineral resources of 1.30 million ounces and sulphide mineral resources of 1.55 million ounces. The Company is currently conducting an 8,000 m drill program with the dual objective of validating the existing resource and testing the new geological model. The program is expected to continue to mid-year 2015.

A detailed summary of the Inferred mineral resources for Quartz Mountain are presented in Table 17.

Sale of El Realito Concessions

Earlier this month, the Company sold the El Realito exploration concessions, a small portion of its large exploration package at Mulatos, to Agnico Eagle Mines Limited (“Agnico”) for proceeds of US$7 million cash and a 2% net smelter returns (“NSR”) royalty. The El Realito exploration concessions total approximately 6% of the Company’s large exploration package of 30,325 hectares. The concessions are located in the north-west corner of the Mulatos District, approximately 14 kilometers from the existing Mulatos Mine and processing facilities and adjacent to Agnico’s La India mine. As part of the agreement, Agnico has the option of reducing the 2% NSR royalty to 1% through an additional payment of $4 million.

Qualified Persons

The independent Qualified Person for the National Instrument 43-101 compliant mineral reserve estimate is Herb Welhener, SME-QP, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared the mineral resource estimation for the East Estrella, and Escondida / Gap / El Victor deposits at the Mulatos Mine, the Ağı Dağı and Kirazlı deposits, and the Esperanza Gold deposit. Kristen Simpson, P. Geo., Chief Resource Geologist for Alamos, prepared the mineral resource estimation of the Mina Vieja, Puerto del Aire Main and Northeast, and San Carlos deposits at the Mulatos Mine, and Camyurt deposit. Mark Odell, P.E., Principal, Practical Mining LLC, was responsible for the preparation of the underground reserves of the San Carlos deposit. The mineral resource for the Quartz Mountain project was prepared by independent Qualified Person, Michael Lechner, P. Geo., of Resource Modeling Inc. All are recognized as Qualified Persons according to the requirements of National Instrument 43-101.

Exploration programs for the Company are directed by Aoife McGrath, M.Sc., M.AIG, Alamos’ Director of Exploration and Corporate Development and a Qualified Person under the requirements of National Instrument 43-101. Field programs in Mexico are supervised by

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Mehtap Ozcan, Alamos’ Exploration Manager – Mexico. Field programs in the USA are supervised by Bruno Barde, M.Sc., P.Geo., Alamos’ Regional Chief Geologist – USA. Mr. Barde is recognized as a Qualified Person according to the requirements of National Instrument 43-101.

Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective press releases for these areas, in the Mulatos December 2012 technical report, the July 2012 Ağı Dağı and Kirazlı technical report, and the March 2014 Esperanza technical report which are available at www.sedar.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. Alamos has approximately $355 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of March 30, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

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Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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Table 1: Proven and Probable Mineral Reserves at Mulatos Project Area

as of December 31, 2014

PROVEN AND PROBABLE RESERVES [1,2,3,4,5,6,7,8] As at December 31, 2014
	Proven [2]			Probable [2]			Proven + Probable [2]
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
RESERVE AREA	(000)	(g/t Au)	Ounces	(000)	(g/t Au)	Ounces	(000)	(g/t Au)	Ounces
Mulatos Mine [3,4,5]	6,046	1.05	204,549	29,979	0.92	883,429	36,025	0.94	1,087,978
UG Reserve [6]	59	5.13	9,680	620	6.87	136,746	679	6.72	146,426
Existing stockpiles	5,720	1.51	277,166				5,720	1.51	277,166
La Yaqui [7]				1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon [8]				2,617	1.67	140,525	2,617	1.67	140,525

TOTAL	11,825	1.29	491,395	34,790	1.11	1,240,526	46,615	1.16	1,731,921

Notes for Table 1:

(1)	The Company’s mineral reserves as at December 31, 2014 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements.
(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00”s.
(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)	Mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on a $1,250 per ounce gold price, a December 31, 2014 resource and recovery model, and the 2015 budget costs based on the actual cost figures from current mining operations.
(5)	Pit-contained mineral reserves for the San Carlos include 740,000 tonnes grading 1.33 g/t Au for 31,566 ounces.
(6)	Underground reserves are design-contained and reported at a 3.27 g/t Au cut-off grade, with a 5% mining loss and 10% dilution at a 0.0 g/t Au grade, a 75% mill recovery, and an incremental cut-off grade of 1.16 g/t Au.
(7)	Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on a $1,250 per ounce gold price, a May 2009 resource model, gold recovery from mining operations, and the 2015 budget costs based on the actual cost figures from mining operations.
(8)	Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,250 per ounce gold price, a November 2009 resource model, gold recovery from mining operations, and the 2015 budget costs based on the actual cost figures from mining operations.

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Table 2: Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios

as of December 31, 2014

Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios as of December 31, 2014[1]
Project	Waste-to-Ore Ratio
Mulatos Mine	1.03
Cerro Pelon Pit	2.22
La Yaqui Pit	0.22
San Carlos Pit	1.81

Notes for Table 2:

(1)	The life-of-mine waste-to-ore ratio for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas. San Carlos open pit waste-to-ore ratio is presented separately.

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Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2014

Total Measured & Indicated Mineral Resources [1,2,3,4,5,6,7,8] as at December 31, 2014
	Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag

Mexico
Mulatos	0.5	76,850	1.06		2,624,686
San Carlos UG	2.5	505	5.64		91,513
El Realito	0.3	1,581	1.06		53,653
Carricito	0.3	1,355	0.82		35,687
Esperanza	0.4	34,352	0.98	8.09	1,083,366	8,936,201

Total		114,643	1.06	8.09	3,888,905	8,936,201

Turkey
Ağı Dağı	0.2	90,052	0.59	4.09	1,694,736	11,849,336
Kirazli	0.2	32,734	0.72	8.74	757,877	9,201,790
Çamyurt	0.2	17,721	0.89	6.14	508,641	3,496,404

Total		140,507	0.66	5.36	2,961,254	24,547,530

Combined Total					6,850,159	33,483,731

Table 4: Total Inferred Mineral Resources as of December 31, 2014

Total Inferred Mineral Resources [1,3,4,5,6,7,8] as at December 31, 2014
	Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag

Mexico
Mulatos	0.5	6,629	0.98		208,576
San Carlos UG	2.5	403	4.53		58,743
El Realito	0.3	91	0.73		2,139
Carricito	0.3	900	0.74		21,528
Esperanza	0.4	718	0.80	15.04	18,375	347,192

Total		8,741	1.10	15.04	309,361	347,192

Turkey
Ağı Dağı	0.2	16,760	0.46	2.85	245,214	1,533,608
Kirazli	0.2	5,689	0.59	8.96	107,635	1,638,365
Çamyurt	0.2	2,791	0.95	5.77	84,982	518,058

Total		25,240	0.54	4.55	437,831	3,690,031

USA
Quartz Mtn.	0.21 oxide 0.58 sulphide	110,448	0.80		2,848,000

Total		110,448	0.80		2,848,000

Combined Total					3,595,192	4,037,223

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Notes for Tables 3 & 4:

(1)	The updated mineral resource estimate at Mulatos incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,400/oz gold price, 55° pit slopes, and a $2.52/t mining cost, $9.11/t process + G&A cost.
(5)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 40° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(6)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(7)	Measured and indicated and inferred resources for the Çamyurt project are pit-constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,400 per ounce gold price and a $22.00/oz silver price, a December 31, 2013 resource model, average pit slope angle of 45°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.
(8)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 5: Measured and Indicated Mineral Resources as of December 31, 2014

– Mulatos Project Area

Mulatos Mine - Measured and Indicated Mineral Resources as at December 31, 2014[1,2,3,4]
	Measured			Indicated			Measured + Indicated
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	843	4.21	114,185	4,789	3.48	536,346	5,632	3.59	650,531
1.5	1,460	3.16	148,156	9,235	2.63	780,207	10,695	2.70	928,363
1.0	3,007	2.15	208,290	21,572	1.81	1,256,799	24,579	1.85	1,465,089
0.7	5,545	1.55	275,949	41,363	1.34	1,782,352	46,908	1.37	2,058,301
0.5	8,677	1.20	335,371	68,173	1.04	2,289,315	76,850	1.06	2,624,686
0.3	14,124	0.89	403,781	125,651	0.75	3,008,913	139,775	0.76	3,412,694

Table 6: Inferred Mineral Resources as of December 31, 2014 – Mulatos Project Area

Mulatos Mine – Inferred Mineral Resources [1,3,4] as at December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	356	3.43	39,252
1.5	652	2.64	55,432
1.0	1,990	1.67	106,701
0.7	3,861	1.26	156,559
0.5	6,629	0.98	208,576
0.3	13,294	0.68	292,153

Notes for Tables 5 & 6:

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.
(4)	Underground resources are presented at a 2.5 g/t Au cut-off grade for the San Carlos area.
(5)	Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,400/oz gold price, 55° pit slopes, and a $2.52/t mining cost, $9.11/t process + G&A cost.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

13 | ALAMOS GOLD INC

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Table 7: Measured and Indicated Mineral Resources as of December 31, 2014

– San Carlos Underground

San Carlos Underground - Measured and Indicated Resources [1,2] as at December 31, 2014
	Measured			Indicated			Measured + Indicated
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
3.0	8	9.12	2,379	382	6.44	79,084	390	6.50	81,463
2.5	9	8.27	2,467	496	5.59	89,046	505	5.64	91,513
2.0	11	7.55	2,727	662	4.75	101,115	673	4.80	103,842

Table 8: Inferred Mineral Resources as of December 31, 2014

– San Carlos Underground

San Carlos Underground – Inferred Mineral Resources [2] as at December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
3.0	313	5.07	50,952
2.5	403	4.53	58,743
2.0	544	3.94	69,030

Notes for Tables 7 & 8:

(1)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 9: Measured and Indicated Mineral Resources as of December 31, 2014

– Ağı Dağı Project

Ağı Dağı Project – Measured & Indicated Mineral Resources [1,2,3] December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	8,755	2.05	14.29	577,924	4,021,884
0.80	13,455	1.65	10.80	712,247	4,671,066
0.60	23,312	1.24	7.72	930,652	5,786,579
0.40	44,865	0.88	5.61	1,268,540	8,096,565
0.30	63,765	0.72	4.82	1,481,673	9,873,237
0.20	90,052	0.59	4.09	1,694,736	11,849,336
0.10	129,705	0.45	3.37	1,873,829	14,047,449

Table 10: Inferred Mineral Resources as of December 31, 2014 – Ağı Dağı Project

Ağı Dağı Project – Inferred Mineral Resources [1,2,3] December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	1,041	1.37	5.26	45,898	176,075
0.80	1,597	1.20	4.73	61,742	242,854
0.60	2,975	0.96	4.03	92,135	385,866
0.40	7,004	0.69	3.57	155,287	804,904
0.30	10,891	0.57	3.30	197,972	1,154,341
0.20	16,760	0.46	2.85	245,214	1,533,608
0.10	25,409	0.35	2.35	284,552	1,920,344

Notes for Tables 9 & 10:

(1)	Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, average pit slope angles ranging from 35° to 48° and estimated costs of $2.11/t to $2.39/t mining, $3.20/t processing, and $1.59/t G&A, and recoveries based on metallurgical test work and linked to redox and alteration for both gold and silver. The resources were then tabulated by gold cut-off grade.
(2)	Only oxide and transition material were considered in the pit run.
(3)	Mineral resources are not mineral reserves and have not demonstrated economic viability.

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Table 11: Measured and Indicated Mineral Resources as of December 31, 2014

– Kirazlı Project

Kirazlı Project – Measured & Indicated Mineral Resources [1,2,3] December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	5,238	2.30	19.49	387,699	3,282,716
0.80	6,258	2.07	17.46	416,641	3,512,674
0.60	9,209	1.63	15.26	481,727	4,516,813
0.40	17,901	1.07	11.05	616,114	6,359,923
0.30	24,962	0.87	9.56	698,600	7,673,819
0.20	32,734	0.72	8.74	757,877	9,201,790
0.10	40,349	0.61	8.62	797,734	11,184,016

Table 12: Inferred Mineral Resources as of December 31, 2014 – Kirazlı Project

Kirazlı Project – Inferred Mineral Resources [21,2,3] December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	678	1.56	16.60	34,009	361,844
0.80	1,048	1.32	13.36	44,478	450,311
0.60	1,958	1.02	11.97	64,138	753,229
0.40	3,287	0.80	10.66	84,889	1,127,037
0.30	4,509	0.68	9.60	98,374	1,391,333
0.20	5,689	0.59	8.96	107,635	1,638,365
0.10	7,250	0.49	9.22	115,365	2,148,365

Notes for Tables 11 & 12:

(1)	Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, average pit slope angles ranging from 40° to 48° and estimated costs of $2.06/t mining, $4.45/t processing, and $1.73/t G&A, and recoveries based on metallurgical test work and linked to redox and alteration for both gold and silver. The resources were then tabulated by gold cut-off grade.
(2)	Only oxide and transition material were considered in the pit run.
(3)	Mineral resources are not mineral reserves and have not demonstrated economic viability.

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Table 13: Measured and Indicated Mineral Resources as of December 31, 2014

– Çamyurt Project

Çamyurt Project – Measured & Indicated Mineral Resources [1,2,3] December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	5,653	1.58	9.44	287,306	1,715,618
0.80	7,952	1.38	8.61	353,578	2,201,963
0.60	11,024	1.19	7.76	422,406	2,751,478
0.40	14,431	1.03	6.92	477,278	3,209,103
0.30	16,014	0.96	6.53	494,847	3,360,483
0.20	17,721	0.89	6.14	508,641	3,496,404
0.10	19,439	0.83	5.73	516,859	3,584,254

Table 14: Inferred Mineral Resources as of December 31, 2014 – Çamyurt Project

Çamyurt – Inferred Mineral Resources [1,2,3] December 31, 2014
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	974	1.70	9.70	53,193	303,784
0.80	1,315	1.49	9.03	63,079	381,667
0.60	1,672	1.32	8.02	71,045	431,123
0.40	2,137	1.14	7.02	78,362	482,125
0.30	2,544	1.02	6.19	83,044	506,053
0.20	2,791	0.95	5.77	84,982	518,058
0.10	3,328	0.82	5.02	87,543	537,258

Notes for Tables 13 & 14:

(1)	Measured and indicated, and inferred resources for the Çamyurt project are pit-constrained with cut-off determined as a net of process value of $0.10 per tonne. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, average pit slope angle of 45° and estimated costs of $2.58/t mining, $3.20/t processing, and $1.59/t G&A, and recoveries based on metallurgical test work and linked to redox and alteration for both gold and silver. The resources were then tabulated by gold cut-off grade.
(2)	Only oxide and transition material were considered in the pit run.
(3)	Mineral resources are not mineral reserves and have not demonstrated economic viability

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Table 15: Measured and Indicated Mineral Resources as of December 31, 2014

– Esperanza Gold Project

Esperanza Gold Project – Measured & Indicated Mineral, Resources [1,2] December 31, 2014
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
0.40	34,352	0.98	8.09	1,083,366	8,936,201
0.30	41,052	0.88	7.76	1,157,826	10,242,998
0.20	51,425	0.75	7.34	1,240,098	12,140,578

Table 16: Inferred Mineral Resources as of December 31, 2014

– Esperanza Gold Project

Esperanza Gold Project – Inferred Mineral Resources [1,2] December 31, 2014
Cut-off	Tonnes	Grade	Grade	Contained	Contained
(g/t Au)	(000s)	(g/t Au)	(g/t Ag)	Ounces Au	Ounces Ag
0.40	718	0.80	15.04	18,375	347,192
0.30	862	0.72	13.71	19,982	379,964
0.20	1,199	0.59	11.41	22,667	439,848

Notes for Tables 15 & 16:

(1)	Measured and indicated and inferred resources for the Esperanza Project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination in the December 31, 2014 resource model was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, pit slope angles between 38° and 45°, estimated costs of $2.40/t mining, $4.20/t process, $0.64/t G&A and recoveries for gold varying from 60.4% at 0.20g/t Au to 71.9% at 1.60g/t Au, and 25% for silver. The resources were then tabulated by gold cut-off grade.
(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 17: Inferred Mineral Resources as of December 31, 2014

– Quartz Mountain Project

Quartz Mountain Project – Inferred Mineral Resources [1,2] as at December 31, 2014
	Cut-off	Tonnes	Grade	Contained
	(g/t Au)	(000s)	(g/t Au)	Ounces Au
oxide	0.21	64,148	0.63	1,297,000
sulphide	0.58	46,300	1.04	1,551,000
total	—	110,448	0.80	2,848,000

Notes for Table 17:

(1)	Inferred resources for the Quartz Mountain project are pit-constrained, using a $1,500 per ounce gold price and a $30 per ounce silver price, an average pit slope angle of 45°, estimated costs of $2.50/t mining, $3.00/t processing in oxide and $17,50/t processing in sulphide, and oxide recoveries of 65% for gold and 10% for silver, and sulphide recoveries of 80% for gold and 30% for silver
(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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Table 18: San Carlos – Select Composite Intervals

Intercepts calculated at a 2.5 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

DRILL HOLE (Azimuth/Inclination)	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
14SC221 360°/-62° Final	RC	211.89	103.70	106.70	3.00	13.672
14SC247 352°/-58° Final	RC	138.72	80.80	83.80	3.00	29.139
14SC254 356°/-55° Final	RC	233.23	155.50 Inc.158.50	160.10 160.10	4.60 1.50	87.565 259.000
14SC255 148°/-79° Final	RC	291.16	114.30 Inc.115.80 129.60 141.80	117.40 117.40 138.70 146.30	3.00 1.50 9.20 4.60	55.270 105.500 4.165 11.155
14SC257 344°/-65° Final	RC	214.94	141.80 Inc.141.80	149.40 144.80	7.60 3.00	34.182 71.820
14SC258 72°/-85° Final	RC	227.13	120.40 Inc.125.00	128.10 126.50	7.60 1.50	16.527 60.700
14SC259 354°/-64° Final	RC	242.38	135.70 141.80 Inc.147.90	138.70 155.50 154.00	3.10 13.70 6.10	7.770 10.779 17.440
14SC260 243°/-83° Final	RC	246.95	125.00 131.10	128.10 135.70	3.10 4.60	2.640 44.799
14SC264 351°/-73° Final	RC	187.5	144.80 Inc.147.90	158.50 150.90	13.70 3.00	5.003 8.225
14SC265 317°/-81° Final	RC	208.84	100.60 118.90 134.20	103.70 129.60 137.20	3.00 10.70 3.00	3.027 9.452 2.976
14SC267 341°/-75° Final	RC	211.89	118.90 Inc.123.50	129.60 126.50	10.70 3.00	10.901 26.500
14SC270 6°/-66° Final	RC	227.13	111.30 Inc.111.30 Inc.120.40	123.50 117.40 123.50	12.20 6.10 3.00	35.316 63.727 10.232
14SC275 9°/-73° Final	RC	211.89	108.20 Inc.108.20 Inc.122.00	128.10 111.30 128.10	19.80 3.00 6.10	43.696 35.743 114.808
14SC278 347°/-83° Final	RC	245.43	125.00 Inc.126.50 135.70	132.60 131.10 141.80	7.60 4.60 6.10	21.743 33.121 3.150
14SC282 360°/-73° Final	Core	90	76.50	78.50	2.00	18.480
14SC284 360°/-87° Final	Core	90	41.50	42.60	1.10	155.000
14SC288 0°/-90° Final	RC	91.46	68.60 76.20	70.10 82.30	1.50 6.10	13.000 30.138
14SC289	Core	531.85	435.20	438.20	3.00	6.265

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DRILL HOLE (Azimuth/Inclination)	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
358°/-51° Final			444.90	446.40	1.50	20.700
14SC290 1°/-45° Final	RC	115.85	41.20 80.80 86.90	42.70 83.80 91.50	1.50 3.00 4.60	22.800 5.091 4.670
14SC298 8°/-82° Final	RC	193.6	114.30 126.50 Inc.126.50	123.50 135.70 134.20	9.20 9.10 7.60	55.665 48.939 58.184
14SC312 359°/-59° Final	Core	251.05	171.60 Inc.173.10	175.00 175.00	3.40 1.90	33.183 56.100
14SC313 9°/-63° Final	RC	352.13	207.30 Inc.211.90 222.60	214.90 214.90 224.10	7.60 3.10 1.50	9.177 13.442 8.600
14SC316 0°/-52° Final	RC	243.90	160.10	163.10	3.10	31.460
14SC330 20°/-66° Final	RC	324.70	222.60	225.60	3.10	29.582
14SC334 0°/-90° Final	RC	150.91	122.00 135.70 144.80	132.60 138.70 147.90	10.70 3.10 3.10	4.010 4.635 4.735
14SC339 8°/-82° Final	RC	190.55	114.30 117.40 126.50 152.40	143.30 122.00 138.70 157.00	29.00 4.60 12.20 4.60	50.335 127.123 68.964 3.630
14SC348 179°/-85° Final	RC	304.88	158.50	161.60	3.10	21.969
14SC358 358°/-69° Final	Core	202.6	168.60	170.60	2.00	347.650
14SC362 359°/-66° Final	RC	192.07	161.60 Inc.161.60 Inc.166.20	173.80 164.60 173.80	12.20 3.00 7.60	68.184 90.500 72.784
14SC363 0°/-43° Final	Core	403.25	317.80 351.20 360.20	320.80 357.20 363.20	3.00 6.00 3.00	8.395 10.364 15.815
14SC364 4°/-45° Final	Core	391.50	313.90 Inc.313.90	317.90 316.10	4.00 2.20	19.537 33.250
14SC366 0°/-43° Final	Core	360.50	297.00 316.00 323.00	298.00 317.00 324.00	1.00 1.00 1.00	38.100 13.850 8.360
14SC369 0°/-42° Final	Core	372.70	286.50 306.50 347.00	294.50 308.00 351.50	8.00 1.50 4.50	5.724 56.600 4.599
14SC370 0°/-42° Final	Core	435.90	394.00	397.00	3.00	26.987

21 | ALAMOS GOLD INC